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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

February 21, 2025

Via EDGAR System
Ms. Laura Hamilton U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Review Annual Report on Form N-CSR
Dear Ms. Hamilton:
On behalf of our client, FMI Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-07831), we discussed a follow-up comment regarding large shareholder risk.  Set forth below is a response to the additional comment.  The staff’s oral comment is summarized in bold italics, and following the comment is the response, in regular type.
In addressing a prior comment, the registrant suggested that the only factor relevant to determining whether a large shareholder risk factor should be included in its filings was whether or not the large shareholder held more than 25% of the outstanding shares of a fund. This is not accurate, as the actions of a large shareholder could negatively impact a fund and its shareholders even if that large shareholder holds less than 25% of the outstanding shares of the fund. Please confirm whether the registrant assess all relevant factors and circumstances when determining whether to include a large shareholder risk factor in its filings.
Response: The registrant acknowledges that determining whether a large shareholder risk factor should be included in its filings is not tied solely to a shareholder having an investment in a fund that exceeds 25% of the outstanding shares of the fund. Rather, the determination on whether to include a large shareholder risk factor as a principal risk is based on the totality of the factors and circumstances related to a large shareholder, as risks to the fund may be material even if a large shareholder holds less than 25% of the outstanding shares of the fund. So, in determining whether to include such a risk factor in the registrant’s filing, the registrant will assess all of  the relevant factors to determine whether the presence of a large shareholder of a fund, even if less than 25%, presents a material risk that the presence and actions of such shareholder could negatively impact the fund and its other shareholders.
If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer